UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Intellia Therapeutics, Inc.

File No. 001-37766 - CF#36870

     Intellia Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 31, 2018, as amended on May 2, 2019.

     Based on representations by Intellia Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.1   through October 31, 2028

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Vanessa A. Countryman
                Acting Secretary